Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of KULR Technology Group, Inc. (the “Company”) on Form S-3 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 29, 2019, with respect to our audit of the consolidated financial statements of KULR Technology Group, Inc. and Subsidiary as of December 31, 2018 and for the year then ended appearing in the Annual Report on Form 10-K of KULR Technology Group, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

July 11, 2019